MOTORSPORT GAMES INC.

5972 NE 4th Avenue

Miami, FL 33137

January 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Laura Veator, Staff Accountant

Re:	Motorsport Games Inc.
Registration Statement on Form S-1 (File No. 333-251501)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Motorsport Games Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on January 12, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please consider this letter to replace the Registrant’s previous letter, filed as a correspondence via EDGAR on January 7, 2021, in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement on January 11, 2021, at 4:00 p.m., Eastern Time (the “Previous Request”). The Registrant hereby formally withdraws the Previous Request.

The Registrant hereby authorizes Serge Pavluk, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MOTORSPORT GAMES INC.

By:	/s/ Dmitry Kozko
Name:	Dmitry Kozko
Title:	Chief Executive Officer

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